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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
                                                                 ---------------
                           NOTIFICATION OF LATE FILING           COMMISSION FILE
                                                                     NUMBER
                                                                    33-14051
                                                                 ---------------

(Check One): [x] Form 10-K  [_] Form 20-F  [_] Form 11-K
             [_] Form 10-Q  [_] Form N-SAR
             For Period Ended: December 26, 1999

             [_] Transition Report on Form 10-K
             [_] Transition Report on Form 20-F
             [_] Transition Report on Form 11-K
             [_] Transition Report on Form 10-Q
             [_] Transition Report on Form N-SAR
             For the Transition Period Ended:

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 Read attached instruction sheet before preparing form.  Please print or type.
            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Prandium, Inc.

Former Name if Applicable: Koo Koo Roo Enterprises, Inc.

Address of Principal Executive Office (Street and Number):  18831 Von Karman
Avenue

City, State and Zip Code:  Irvine, CA  92612

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
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[x] (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15/th/ calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Registrant is in the process of negotiating a significant transaction which, if a definitive agreement is reached, will be reported in the Form 10-K and the audited financial statements to be filed therewith. The Registrant believes that, in the interest of full and best disclosure, a definitive description of the transaction and its impact on the Registrant is appropriate.

No definitive agreement has been reached, but the Registrant expects that it can finalize an agreement within the next two weeks. There can be no assurance that the Registrant's negotiations with respect to such transaction will be successful.

For the reasons set forth above, the Company's inability to file timely its Annual Report on Form 10-K for the year ended December 26, 1999 could not be eliminated by the Company without unreasonable efforts or expense. The Company intends to file the subject Annual Report on Form 10-K no later than the fifteenth calendar day after the due date of the report.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Robert T. Trebing, Jr.         (949)                  852-5734
                 (Name)               (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the

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    preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Prandium, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly autho rized.

Date:  March 28, 2000                    By: /s/   Robert T. Trebing, Jr.

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